UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the nine months ended September 30, 2010

Commission File Number: 000-53973

CALENDAR PROFITS LIMITED
(Translation of registrant’s name into English)

27/F Two Exchange Square
8 Connaught Place
Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                  .

The financial statements of Calendar Profits Limited for the nine months ended September 30, 2010 are attached to this Report as Exhibit 99.1, the following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with such financial statements and the notes thereto.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

Calendar Profits Limited is a limited liability company incorporated on January 12, 2000 under the laws of the British Virgin Islands.  Our address and phone number are 27/F Two Exchange Square, 8 Connaught Place, Central, Hong Kong, 852-2842-5865.

We are a development stage company engaged in providing advice on products, branding and communications, public relations, financial and other consulting services.  Given the business nature being a consulting and advisory, we do not have any capital expenditure or major physical assets.  Our business is not regulated by any PRC or BVI regulators, and therefore we do not need to apply or maintain any particular industry qualification license.

Overview

We are engaged in the business of providing advice on products, branding and communications, public relations, financial and other consulting services.  We helped Chinese and Hong Kong based clients in business strategies and branding analysis and provides independent advice to clients on matters such as product growth strategy, how to present a positive corporate image, how to effectively communicate with outside parties, how to build a brand in the market place, and public relations.  Through management’s network of people and contacts, we introduce clients to potential business collaborators and advises on government relations.  Additionally, we advise on financial strategy such as initial public offerings (“IPOs”), pre-IPO financing, post-financing matters, financial officer placement, and managing the relationship between a client’s financial officer and other officers.  We do not necessarily advise on all the related issues, rather,  we provide advice only in selected areas where we believe that we can add value.

Generally, we only charge success fees to be received upon completion of our clients’ transactions.  We believe this approach creates trust in existing and potential clients.  In performing our work to our clients, we often seek third parties advice from our network of experts such as investment bankers, lawyers, accountants and valuation experts.  Our practice is to structure our arrangements with these third party experts to compensate them upon consummation of our own service to our clients and our receipt of our success fee.  We believe our network of outside professional contacts as a key asset of our practice.

Recent Developments

In 2010, we formed a Hong Kong subsidiary and opened an office in Hong Kong to service clients in China and Hong Kong.  We are in the process of opening an office in Beijing to better service our clients in China.  In addition, we recently hired several additional employees, including a former vice president of a global investment bank, to expand our service capabilities.

Operating Results

We recognized revenues of $30,801 for the period ended September 30, 2010, and incurred a net loss of $14,945.  Cost of services consisted of expenses we incurred in connection with obtaining clients and fees paid to third parties who either introduced a client or performed certain services for our clients.  General administrative expenses of $36,772 included professional and service fees charged by our accountants, legal advisors, the BVI government filing fees and other operating expenses.  We are not subject to any income tax in the BVI.  For the period, our director, employees and other consultants did not receive any compensation for their services.

Accounts receivable increased to $18,793 for the nine months ended September 30, 2010 due to increased service revenue recognized for the period as our business revenue expanded during the period.  Accounts payable as of September 30, 2010 were $8,974, representing the amount we agreed to pay to third parties that either introduced new client to us or performed certain services for the client.

Liquidity and capital resources.

We issued 30 ordinary shares in connection with the formation of our Company for which we received a subscription receivable of $30.  This amount was paid by Mr. Wu in March 2010.  In addition, we issued 42,000 ordinary shares in March 2010 and raised $420 from the issue.

Until recently our director, Mr. Wu, had taken the responsibility to see that we had sufficient liquidity and capital resources to carry on our business.  In April 2010, we sold an aggregate of 2,457,970 ordinary shares for gross proceeds of $24,579.70.  In addition, we have obtained a shareholder loan of $50,000 from Mr. Wu.  This loan is not due within 12 months from its effective date, and will become due only when the Company has sufficient operating cash flow in 2011 or raises external financing in an amount greater than US$1 million.  The loan does not bear interest.  We expect that these proceeds will cover the costs of this registration statement.  We expect that our director will make loans available to fund our near-term operations thereafter.  In addition, we may seek to raise equity financing from time to time when we deem it appropriate under the circumstances.

Furthermore, we expect to generate operating cash flows as our business continues to develop and expand.

Trend information

Our business and client grew during the first nine months of 2010 and has continued to grow throughout the fourth quarter of 2010.  We expect our revenues for the year ending December 31, 2010 will exceed US$100,000.

Our strategy is to continue to develop its network of business contact and pursue suitable business transactions for our Chinese clients.  We do not intend to be a generalist to every potential client, rather, we intend to add value where we have unique skill sets, leveraging our relationship.  Our strategy is to continue to close transactions to further build our credentials in the coming year.

As of the date of this report, we have expanded our staff to six full time personnel, including Qiang Wu, our Chief Executive Officer, who now devotes substantially all of his business time to our operations.  We intend to further increase our staffing in 2011. We plan to add more professionals who have significant prior experience in business and consulting services to Chinese clients, including hiring a supervisor for our Beijing office upon or receipt of approval to open the office.  We may also engage professionals as third-party consultants on our projects, and eventually bring them as our full time employees as business volume grows.  We are also involved in discussions with two individuals who we expect will join our Board of Directors in early 2011.

We are seeking to increase the completion rate of our potential transactions by focusing on the types of transactions which are expected to provide a higher rate of success.  We intend to conduct further analysis to determine which transactions have a higher chance of completion and, therefore, revenue to be recognized by us.

In early 2011, we may seek to raise funds in an equity financing to finance our proposed expansion plans.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Calendar Profits Limited

	By:	/s/ Qiang Wu
Name: Qiang Wu
Title: Chief Executive Officer
Date: December 29, 2010

EXHIBIT LIST

Exhibit	Description

99.1	Financial Statements and Notes to the Financial Statements of Calender Profits Limited for the nine months ended September 30, 2010